SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Three Months Ended December 31, 2007
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .

QUARTERLY REPORT
Three Months Ended December 31, 2007
Currency of Presentation and Certain Defined Terms
     In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs. ” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Convenience translation into U.S. dollars with respect to the unaudited interim condensed consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares, to the “FASB” are to the Financial Accounting Standards Board, to “SFAS” are to the Statements of Financial Accounting Standards, to “SAB” are to Staff Accounting Bulletin and to the “EITF” are to the Emerging Issues Task Force.
     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 31, 2007 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.39.41 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
     Information contained in our website, www.drreddys.com, is not part of this quarterly report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of March 31,		As of December 31,		As of December 31,
	2007		2007		2007
					Convenience
					translation into U.S.$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	17,981,447	Rs.	6,244,413	U.S.$	158,447
Investment securities		15,325		4,220,928		107,103
Restricted cash		606,159		23,283		591
Accounts receivable, net of allowances		7,518,878		7,757,417		196,839
Inventories		7,545,580		10,325,775		262,009
Deferred income taxes and deferred charges		557,792		461,014		11,698
Due from related parties		145,086		3,609		92
Other current assets		3,096,129		4,436,893		112,583

Total current assets		37,466,396		33,473,332		849,361

Property, plant and equipment, net		12,427,798		14,748,325		374,228
Due from related parties		4,856		20,659		524
Investment securities		1,089,950		31,179		791
Goodwill		15,540,688		15,774,348		400,263
Intangible assets, net		18,888,413		15,591,657		395,627
Other assets		501,002		468,048		11,876

Total assets	Rs.	85,919,103	Rs.	80,107,548	U.S.$	2,032,671

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks	Rs.	3,212,676	Rs.	2,480,627	U.S.$	62,944
Current portion of long-term debt		3,670,266		2,415,140		61,282
Trade accounts payable		4,754,978		5,304,090		134,587
Due to related parties		871		28,342		719
Other current liabilities		6,894,641		7,277,239		184,655

Total current liabilities		18,533,432		17,505,438		444,188

Long-term debt, excluding current portion		17,870,983		12,176,749		308,976
Deferred income taxes		7,556,228		5,071,620		128,689
Other liabilities		369,759		426,624		10,825

Total liabilities	Rs.	44,330,402	Rs.	35,180,431	U.S.$	892,678

Minority interest		10,473		—		—

Stockholders’ equity:
Equity shares at Rs.5 par value: 200,000,000 shares authorized; issued and outstanding: 167,912,180 shares and 168,132,142 shares as of March 31, 2007 and December 31, 2007, respectively	Rs.	839,561	Rs.	840,661	U.S.$	21,331
Additional paid-in capital		19,908,837		20,020,437		508,004
Equity options outstanding		564,937		649,398		16,478
Retained earnings		20,091,135		23,003,939		583,708
Treasury shares held by a consolidated trust: 82,800 shares		(4,882)		(4,882)		(124)
Accumulated other comprehensive income		178,640		417,564		10,595

Total stockholders’ equity		41,578,228		44,927,117		1,139,993

Total liabilities and stockholders’ equity	Rs.	85,919,103	Rs.	80,107,548	U.S.$	2,032,671

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007		2007
									Convenience
									translation into
									U.S.$
Revenues:
Product sales, net of allowances for sales returns (includes excise duties of Rs.613,711, Rs.118,638, Rs.1,907,633 and Rs.444,867 for the three months ended December 31, 2006 and 2007 and nine months ended December 31, 2006 and 2007, respectively)	Rs.	15,272,262	Rs.	12,028,860	Rs.	49,040,235	Rs.	36,254,291	U.S.$	919,926
License fees		205		25,451		23,425		25,876		657
Service income		161,798		265,340		458,556		473,754		12,021

		15,434,265		12,319,651		49,522,216		36,753,921		932,604
Cost of revenues		8,690,472		6,285,204		28,401,201		18,369,085		466,102

Gross profit		6,743,793		6,034,447		21,121,015		18,384,836		466,502
Operating expenses, net:
Selling, general and administrative expenses		3,604,109		3,759,694		10,617,714		10,900,729		276,598
Research and development expenses, net		676,207		893,815		1,610,629		2,509,661		63,681
Amortization expenses		330,085		379,117		1,120,280		1,139,637		28,917
Write-down of intangible assets		—		2,361,008		—		2,361,008		59,909
Foreign exchange (gain)/loss,net		48,995		(86,562)		68,718		(626,860)		(15,906)
Other operating (income)/expenses, net		(20,547)		(1,497)		(91,857)		(359)		(9)

Total operating expenses, net		4,638,849		7,305,575		13,325,484		16,283,816		413,190

Operating income/(loss)		2,104,944		(1,271,128)		7,795,531		2,101,021		53,312
Equity in (loss)/gain of affiliates		(11,993)		2,778		(48,723)		2,175		55
Other (expense)/income, net		(241,293)		35,436		(759,178)		89,470		2,270

Income/(loss) before income taxes and minority interest		1,851,658		(1,232,914)		6,987,630		2,192,666		55,637
Income taxes (expense)/benefit		27,314		379,940		(917,317)		1,446,952		36,715
Minority interest		435		6,354		4,389		10,473		266

Net income/(loss)	Rs.	1,879,407	Rs.	(846,620)	Rs.	6,074,702	Rs.	3,650,091	U.S.$	92,618

Earnings per equity share
Basic	Rs.	11.79	Rs.	(5.04)	Rs.	39.06	Rs.	21.72	U.S.$	0.55
Diluted	Rs.	11.73	Rs.	(5.04)	Rs.	38.89	Rs.	21.64	U.S.$	0.55
Weighted average number of equity shares used in computing earnings per equity share
Basic		159,471,547		168,130,633		155,504,468		168,050,690		168,050,690
Diluted		160,267,534		168,687,187		156,188,520		168,685,984		168,685,984
See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

Equity Shares
				Additional Paid In		Comprehensive		Accumulated Other
	No. of shares	Amount		Capital		Income		Comprehensive Income
Balance as of April 1, 2006	153,389,140	Rs.	383,473	Rs.	10,261,783		—	Rs.	(33,563)
Stock dividend	—		383,789		(383,789)		—		—
Cash dividends paid	—		—		—		—		—
Commons stock issued	14,300,000		71,500		9,942,086		—		—
Issuance of equity shares on exercise of options	140,422		386		59,302		—		—
Stock based compensation	—		—		—				—
Cumulative impact of adoption of SFAS 123R	—		—		—		—		—
Comprehensive income
Net income	—		—		—	Rs.	6,074,702
Translation adjustment	—		—		—		363,098		363,098
Unrealized gain on investments, net of tax benefit of Rs 7,571			—		—		29,504		29,504

Comprehensive income	—		—		—	Rs.	6,467,304

Balance as of December 31, 2006	167,829,562	Rs.	839,148	Rs.	19,879,382			Rs.	359,039

Balance as of April 1, 2007	167,912,180	Rs.	839,561	Rs.	19,908,837			Rs.	178,640
Issuance of equity shares on exercise of options	219,962		1,100		111,600
Stock based compensation	—		—		—				—
Cash dividend paid Comprehensive income	—		—		—				—
Net income	—		—		—	Rs.	3,650,091		—
Translation adjustment	—		—		—		117,993		117,993
Unrealized gain on investments, net of tax Benefit of Rs 31,944	—		—		—		114,441		114,441
Actuarial gain/loss, net of tax expense of Rs. 2,913							6,490		6,490

Comprehensive income	—		—		—	Rs.	3,889,015		—

Balance as of December 31, 2007	168,132,142	Rs.	840,661	Rs.	20,020,437			Rs.	417,564

Convenience translation into U.S.$		U.S.$	21,331	U.S.$	508,004			U.S.$	10,595
See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

Equity Shares held by a Controlled Trust
				Equity – Options		Retained
	No. of shares	Amount		Outstanding		Earnings		Total Stockholders’ Equity
Balance as of April 1, 2006	82,800	Rs.	(4,882)	Rs.	463,128	Rs.	11,201,794	Rs.	22,271,733
Stock dividend	—		—		—		—		—
Cash dividends paid	—		—		—		(437,497)		(437,497)
Commons stock issued	—		—		—		—		10,013,586
Issuance of equity shares on exercise of options	—		—		(44,440)		—		15,248

Stock based compensation	—		—		136,729		—		136,729
Cumulative impact of adoption of SFAS 123R	—		—		(14,806)		—		(14,806)
Comprehensive income
Net income	—		—		—		6,074,702		6,074,702
Translation adjustment	—		—		—		—		363,098

Unrealized loss on investments, net of tax benefit of Rs 7,571	—		—		—		—		29,504
Comprehensive income	—		—		—		—		—

Balance as of December 31, 2006	82,800	Rs.	(4,882)	Rs.	540,611	Rs.	16,838,999	Rs.	38,452,297

Balance as of April 1, 2007	82,800	Rs.	(4,882)	Rs.	564,937	Rs.	20,091,135	Rs.	41,578,228
Issuance of equity shares on exercise of options					(98,030)		—		14,670
Stock based compensation	—				182,491		—		182,491
Cash dividend paid							(737,287)		(737,287)
Comprehensive income	—				—		—
Net income	—		—		—		3,650,091		3,650,091
Translation adjustment	—		—		—		—		117,993
Unrealized (loss)/Gain on investments, net of tax benefit of Rs 31,944	—		—		—		—		114,441
Actuarial gain/loss, net of tax expense of Rs. 2,913	—		—		—		—		6,490
Comprehensive income	—		—		—		—		—

Balance as of December 31, 2007	82,800	Rs.	(4,882)	Rs.	649,398	Rs.	23,003,939	Rs.	44,927,117

Convenience translation into U.S.$		U.S.$	(124)	U.S.$	16,478	U.S.$	583,708	U.S.$	1,139,993
See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share and per share data)

	Nine months ended December 31,
	2006		2007		2007
					Convenience
					translation into
					U.S.$
Cash flows from operating activities:
Net income	Rs.	6,074,702	Rs.	3,650,091	U.S.$	92,618
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax benefit		(803,598)		(2,357,856)		(59,829)
Gain on sale of available for sale securities, net		(869)		(39,714)		(1,008)
Depreciation and amortization		2,180,591		2,384,967		60,517
Write-down of intangible assets		—		2,361,008		59,909
Loss/(profit) on sale of property, plant and equipment		(65,831)		(359)		(9)
Equity in loss/(gain) of affiliates		48,723		(2,175)		(55)
Unrealized exchange loss/(gain)		470,686		(192,576)		(4,886)
Stock based compensation		121,923		182,491		4,631
Minority interest		(4,389)		(10,473)		(266)
Changes in operating assets and liabilities:
Accounts receivable		(1,302,079)		(293,804)		(7,455)
Inventories		(1,650,386)		(3,008,530)		(76,339)
Other assets		(1,373,881)		(1,393,995)		(35,372)
Due to/from related parties, net		(476,337)		153,145		3,886
Trade accounts payable		1,929,883		1,222,492		31,020
Other liabilities		1,318,908		564,843		14.332

Net cash provided by operating activities		6,468,046		3,219,555		81,694

Cash flows from investing activities:
Restricted cash		5,467,871		582,876		14,790
Expenditure on property, plant and equipment		(3,129,147)		(3,818,283)		(96,886)
Proceeds from sale of property, plant and equipment		83,404		15,447		392
Purchase of investment securities		(114,370)		(3,984,295)		(101,099)
Proceeds from sale of investment securities		—		1,020,060		25,883
Expenditure on intangible assets/payment of contingent consideration		(257,815)		(432,523)		(10,975)

Net cash provided by/(used in) investing activities		2,049,943		(6,616,718)		(167,894)

Cash flows from financing activities:
Proceeds from issuance of equity shares		10,028,834		14,670		372
Repayment of bank borrowings, net		(1,097,155)		(698,050)		(17,713)
Repayment of long-term debt		(3,629,040)		(6,266,196)		(159,000)
Dividends paid		(437,497)		(737,287)		(18,708)

Net cash provided by/(used in) financing activities		4,865,142		(7,686,863)		(195,049)

Net increase/(decrease) in cash and cash equivalents during the period		13,383,131		(11,084,026)		(281,249)
Effect of exchange rate changes on cash and cash equivalents		(496,871)		(653,008)		(16,570)
Cash and cash equivalents at the beginning of the period		3,712,637		17,981,447		456,266

Cash and cash equivalents at the end of the period	Rs.	16,598,897	Rs.	6,244,413	U.S.$	158,447

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share and per share data)

	Nine months ended December 31,
	2006		2007		2007
Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.	1,374,995	Rs.	947,199	U.S.$	24,034
Income taxes		626,816		638,644		16,205
Supplemental schedule of non-cash investing activities:
Property, plant and equipment purchased on credit during the period	Rs.	132,886	Rs.	228,622	U.S.$	5,801
See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
1. Basis of preparation of financial statements
     The accompanying unaudited interim condensed consolidated financial statements of Dr. Reddy’s Laboratories Limited (the “Company” or “DRL”), have been prepared by the management on substantially the same basis as the audited financial statements for the year ended March 31, 2007, and in the opinion of the management, include all adjustments of normal recurring nature necessary for a fair presentation of the financial information set forth herein. The preparation of unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
2. Interim information
     The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2007. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.
3. Convenience translation
     The accompanying unaudited interim condensed consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of December 31, 2007 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2007 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1.00 = Rs.39.41. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
4. Stock based compensation
     Prior to April 1, 2006, the Company accounted for its stock-based compensation plans under SFAS 123 “Accounting for Stock Based Compensation”. On April 1, 2006, the Company adopted SFAS No. 123R (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective-application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.
     The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Generally, the fair value approach in SFAS No. 123(R) is similar to the fair value approach described in SFAS No. 123. The Company elected to continue to estimate the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended December 31,		Nine months ended December 31,
	2006	2007*	2006	2007
Dividend yield	0.5%	—	0.5%	0.75%
Expected term	12-48 months	—	12-48 months	12-48 months
Risk free interest rates	6.5 — 7.4%	—	6.5 — 7.4%	7.8 — 8.2%
Volatility	30.5 — 33.6%	—	30.5 — 33.6%	28.4 — 32.7%

*	No grants were made under the Company’s stock options plan during the three month period ended December 31, 2007.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
4. Stock based compensation (continued)
     As of December 31, 2007, the Company had four stock-based employee compensation plans, which are described more fully in Note 10. The Company had two stock based employee compensation plans and its subsidiary, Aurigene Discovery Technologies Limited, had two stock based employee compensation plans.
     As of December 31, 2007, the Company had approximately Rs.301,428 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under its plans. This cost is expected to be recognized as stock-based compensation expense over the weighted-average period of 3.4 years.
     The total employee stock based compensation expense for the three months ended December 31, 2006 and 2007 were Rs.52,671 and Rs.74,828, respectively, and for the nine months ended December 31, 2006 and 2007 were Rs.136,729 and Rs.182,491, respectively.
     A recent amendment to the Indian tax regulations requires the Company to pay a tax titled the Fringe Benefit Tax on employee stock options. The Fringe Benefit Tax is computed based on the fair market value of the underlying share on the date of vesting of an option as reduced by the amount actually paid by the employee for the exercise of the options. The Company’s obligation to pay the Fringe Benefit Tax arises only upon the exercise of the options and will be recorded at the time of the exercise. The Fringe Benefit Tax paid during the nine months ended December 31, 2007 is not material.
5. Taxes on Income
     Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprises financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”) and prescribes a recognition threshold of more likely than not to be sustained upon examination. The adoption of FIN 48 did not have any material impact on the retained earnings or provision for taxation as of April 1, 2007. Upon adoption, the unrecognized tax benefit for income taxes (including interest and penalties) associated with uncertain tax positions (i.e., unrecognized tax benefit) at April 1, 2007 was Rs.1,325,233, which if recognized, would favorably affect the Company’s effective tax rate.
     Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated, as the changes would depend upon the progress of tax examinations with various tax authorities.
     It is the Company’s consistent policy to include any penalties and interest related to income taxes as part of income tax expense.
     The Company’s major tax jurisdictions are India, the United States and Germany, although the Company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for fiscal year 2005 and subsequent fiscal years. Additionally, some uncertain tax positions relate to fiscal years prior to fiscal 2005 which are currently under dispute with the tax authorities. In the United States, federal and state tax returns pertaining to fiscal year 2004 and subsequent fiscal years are open to examination within the statute of limitation prescribed by the relevant authorities. Similarly, in Germany, tax returns pertaining to fiscal year 2004 and subsequent fiscal years are open to examination within the statute of limitation prescribed by the relevant authorities.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share)
6. Goodwill
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company tests goodwill for impairment at least annually.
     The following table presents the changes in goodwill during the years ended March 31, 2007 and for the nine months ended December 31, 2007:

	Year ended		Nine months ended
	March 31, 2007		December 31, 2007
Balance at the beginning of the period (1)	Rs.	16,816,452	Rs.	15,722,631
Acquired/adjusted during the period		(2,013,351)		206,896
Effect of translation adjustments		919,530		26,764

Balance at the end of the period(1)	Rs.	15,722,631	Rs.	15,956,291

     Goodwill acquired during the year ended March 31, 2007 and for the nine months ended December 31, 2007 represents the following:

	Year ended		Nine months ended
	March 31, 2007		December 31, 2007
Cash paid/payable towards contingent consideration	Rs.	96,987	Rs.	206,896

Adjustment on account of completion of final allocation of purchase price in the acquisition of betapharm		(2,110,338)		—

	Rs.	(2,013,351)	Rs.	206,896

     In March 2000, Dr. Reddy’s Laboratories Inc. (“DRLI”), a consolidated subsidiary, acquired 25% of its own common stock held by a minority shareholder (Pharma, LLC) for cash consideration of Rs.1,072. This acquisition was accounted for by the purchase method. Additionally, contingent consideration not exceeding U.S.$14,000 was payable over a period of ten years based on achievement of sales of certain covered products. Such payments were to be recorded as goodwill in the period in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination.
     In August 2006, the Company received a letter from Pharma, LLC alleging that sale of certain products were excluded by the Company in its calculation of gross revenue and consequently, the amount payable to Pharma, LLC. The Company, in its response, stated that excluded products were the authorized generic products of the partnering innovator company and not DRLI’s products per the agreement. Subsequently, in October, 2006, Pharma LLC instituted an arbitration proceeding which was settled during the three month period ended December 31, 2007. Under the settlement agreement, the Company agreed to pay the remaining contingent consideration in installments beginning October 1, 2007 and ending January 1, 2009. As there are no unresolved contingencies, this remaining consideration has been recorded as goodwill in these consolidated financial statements amounting to Rs. 206,896. Accordingly, as of December 31, 2007, the entire Rs. 612,306 (U.S.$14,000) has been recorded as goodwill.
     The following table presents the allocation of goodwill among the Company’s segments:

	As of March 31,		As of December 31,
	2007		2007
Formulations(1)	Rs.	349,774	Rs.	349,774
Active pharmaceutical ingredients and intermediates		997,025		997,025
Generics		14,285,395		14,519,055
Drug discovery		90,437		90,437

	Rs.	15,722,631	Rs.	15,956,291

(1)	Includes goodwill arising on investment in affiliate of Rs.181,943.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
7. Intangible assets, net
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” intangible assets are amortized over the expected benefit period or the legal life, whichever is shorter.
     The following table presents acquired and amortized intangible assets as of December 31, 2007 and March 31, 2007:

	As of December 31, 2007
	Gross carrying		Accumulated
	amount		amortization		Net carrying value

Trademarks with finite useful life	Rs.	2,578,601	Rs.	2,475,803	Rs.	102,798
Trademarks with indefinite useful life		5,136,908		—		5,136,908
Product related intangibles		11,116,200		1,066,945		10,049,255
Beneficial toll manufacturing contract		666,799		383,317		283,482
Non-competition arrangements		127,176		121,434		5,742
Marketing rights		7,881		7,881		—
Customer related intangibles including customer contracts		167,103		154,922		12,181
Other intangibles		9,835		8,544		1,291

	Rs.	19,810,503	Rs.	4,218,846	Rs.	15,591,657

	As of March 31, 2007
	Gross carrying		Accumulated				Net carrying
	amount		amortization		Adjustments		value

Trademarks with finite useful life	Rs.	2,597,962	Rs.	2,359,221		—	Rs.	238,741
Trademarks with indefinite useful life		5,943,440		—		815,967		5,127,473
Product related intangibles		14,920,953		1,180,701		740,736		12,999,516
Beneficial toll manufacturing contract		665,505		179,691		—		485,814
Core technology rights and licenses		132,753		—		132,753		—
Non-competition arrangements		131,214		120,030		—		11,184
Marketing rights		95,130		14,365		80,765		—
Customer related intangibles including customer contracts		177,375		153,435		—		23,940
Other intangibles		10,624		8,879		—		1,745

	Rs.	24,674,956	Rs.	4,016,322	Rs.	1,770,221	Rs.	18,888,413

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
7. Intangible assets, net (continued)
     Estimated amortization expense for the next five years and thereafter with respect to such assets is as follows:

For the three month period ending March 31, 2008	Rs.	320,057
For the year ending March 31, 2009		1,108,895
2010		820,011
2011		819,512
2012		791,342
Thereafter		6,594,932

Total	Rs.	10,454,749

     The intangible assets (net of amortization) as of December 31, 2007 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks with finite useful life	Rs.	99,785	Rs.	3,013		—	Rs.	102,798
Trademarks with infinite useful life		—		5,136,908		—		5,136,908
Product related intangibles		—		10,049,255		—		10,049,255
Beneficial toll manufacturing contract		—		283,482		—		283,482
Non-competition arrangements		—		—	Rs.	5,742		5,742
Customer related intangibles including customer contracts		3,179		—		9,002		12,181
Other intangibles		—		1,291		—		1,291

	Rs.	102,964	Rs.	15,473,949	Rs.	14,744	Rs.	15,591,657

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
7. Intangible assets, net (continued)
     The intangible assets (net of amortization) as of March 31, 2007 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks with finite useful life	Rs.	233,108	Rs.	5,633		—	Rs.	238,741
Trademarks with indefinite useful life		—		5,127,473		—		5,127,473
Product related intangibles		—		12,999,516		—		12,999,516
Benefical toll manufacturing contract		—		485,814		—		485,814
Non-competition arrangements		—		177	Rs.	11,007		11,184
Customer related intangibles		—		584		23,356		23,940
Other intangibles		—		1,745		—		1,745

	Rs.	233,108	Rs.	18,620,942	Rs.	34,363	Rs.	18,888,413

Write-down of intangible assets acquired in Trigenesis acquisition
     In 2004, the Company, through the acquisition of Trigenesis Therapeutics Inc. (“Trigenesis”), acquired certain technology platforms and marketing rights for a total consideration of Rs.496,715 (U.S.$11,000). Such acquisition was accounted for as a purchase of intangible assets. During the year ended March 31, 2007, the Company completed a detailed review of business opportunities in respect of these core technology platforms and marketing rights. Based on this review, the Company determined that further commercialization of these intangible assets may not be economically viable due to further regulatory approval process requirements and unfeasible partnering prospects, and therefore discontinued its efforts to further develop these assets. Accordingly, the net carrying value of these intangible assets was written down to Rs.0, by recording a write-down of Rs.213,518. The above write-down, which relates to the Company’s specialty business (included in “Generics”), has been included in the “Adjustments” column in the March 31, 2007 table above.
Change in estimated useful life of beneficial toll manufacturing contract intangible betapharm primarily sourced its products from Salutas GmbH (“Salutas”) under a long-term supply contract. The contract gave betapharm a benefit by way of a longer commitment period to supply products at a favorable purchase price. Accordingly, at the time of betapharm’s purchase price allocation, this contract was identified as a beneficial toll manufacturing contract and recorded as an intangible asset. In January 2007, Salutas served a termination notice to betapharm cancelling its future commitment to supply products under this contract and renegotiated the terms and prices under this contract. This resulted in a reduction in the overall committed supply period from 58 months to 24 months and increased procurement prices. Based on this amendment in January 2007, the Company revised its estimated useful life of this intangible and is amortizing the balance unamortized amount as on the date of such amendment over the remaining revised estimated useful life of the intangible.
Write-down of intangible assets acquired in betapharm acquisition
     During the year ended March 31, 2007, triggered by the above contract amendment with Salutas resulting in supply constraints in the short-term period and increased procurement prices, and certain market events including continuing decreases in market prices and increased competitive intensity, the Company tested the carrying value of betapharm intangibles for impairment. The carrying value of these intangibles included certain product related intangibles and the ‘beta’ brand. The ‘beta’ brand was fair valued applying the relief from royalty method. The product related intangibles were fair valued based on a discounted cash flow approach. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs.1,556,703 and adjusted the carrying value of the ‘beta’ brand and certain product related intangibles as of March 31, 2007. The above write down relates to the Company’s generics segment and has been included in the “Adjustments” column in the March 31, 2007 table above.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
7. Intangible assets, net (continued)
     During the three month period ended December 31, 2007, triggered by certain adverse market conditions such as decrease in market prices and an increasing trend in certain new type of rebates being negotiated with State Healthcare Insurance Fund (“SHI”) companies, and further affected by supply constraints, the Company tested carrying value of betapharm intangibles for impairment. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs.2,361,008 and adjusted the carrying value of certain product related intangibles as of December 31, 2007. The fair value of these intangibles was determined based on discounted cash flow approach. This write down, which has been disclosed under “Write-down of intangible assets” in the consolidated statement of operations for the three months and nine months periods ended December 31, 2007, relates to the Company’s generics segment.
8. Property, plant and equipment, net
     Property, plant and equipment consist of the following:

	As of March 31,		As of December 31,
	2007		2007
Land	Rs.	875,662	Rs.	1,369,783
Buildings		3,063,872		3,732,132
Plant and machinery		9,974,476		11,270,251
Furniture, fixtures and equipment		936,504		980,991
Vehicles		383,024		420,242
Computer equipment		679,076		792,127
Capital work-in-progress		2,805,221		3,361,763

		18,717,835		21,927,289
Accumulated depreciation		(6,290,037)		(7,178,964)

	Rs.	12,427,798	Rs.	14,748,325

     Depreciation expenses for the three months ended December 31, 2006 and 2007 were Rs.359,295 and Rs.442,027, respectively, and for nine months ended December 31, 2006 and 2007 were Rs.1,060,311 and Rs.1,245,330, respectively.
9. Inventories
     Inventories consist of the following:

	As of March 31,		As of December		31,
	2007		2007
Raw materials	Rs.	2,147,896	Rs.	3,288,788
Packing material, stores and spares		560,629		740,498
Work-in-process		1,674,235		2,427,726
Finished goods		3,162,820		3,868,763

	Rs.	7,545,580	Rs.	10,325,775

     During the three months and nine months periods ended December 31, 2006 and 2007, the Company recorded an inventory write-down of Rs.74,782, Rs.150,115, Rs.221,280 and Rs.313,414, respectively, resulting from a decline in the market value of certain finished goods and write down of certain raw materials. These amounts are included in the cost of revenues.
     In the quarter ended June 30, 2007, betapharm and Salutas agreed to the firm purchase quantities under their long-term supply contract, which resulted in a loss on firm purchase commitment on certain products amounting to Rs.268,227, which is included in the cost of revenues.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Employee stock incentive plans
     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
     The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of DRL and all employees and directors of its subsidiaries. The Compensation Committee of the Board (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee determines the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years, and generally have a maximum exercise period of five years.
     The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
     After the stock split (effected in the form of stock dividend) issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

	Number of Options	Number of Options
	granted under	granted under
Particulars	category A	category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted upon exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
          In April 2007, certain employees surrendered their category B par value options under the DRL 2002 Plan in exchange for new category B par value options under the DRL 2007 Plan (discussed below). The incremental cost due to such modifications was insignificant.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Employee stock incentive plans (continued)
     The Compensation Committee, at its meeting held in October 2007, proposed that the Company should absorb the full liability of the Fringe Benefit Tax upon exercise of all stock options granted on or prior to the date of its resolution. In respect of new grants to be made by the Company subsequent to the date of such resolution, the Fringe Benefit Tax will be recovered from employees upon the exercise of their stock options.
     The above amendment would be proposed at the ensuing Annual General Meeting of the shareholders proposed to be held in July 2008.
     Stock option activity under the DRL 2002 Plan during the three months and nine months ended December 31, 2006 was as follows:

Category A – Fair Market Value Options	Three months ended December 31, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	197,380	Rs.	362.50-531.51	Rs.	430.10	60
Forfeited during the period	(600)		441.50-442.50		442.17	—
Exercised during the period	(4,200)		442.50-531.51		527.27	—

Outstanding at the end of the period	192,580		362.50-531.51		427.95	57

Exercisable at the end of the period	104,680	Rs.	362.50-531.51	Rs.	447.52	41

Category B – Par Value Options	Three months ended December 31, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out			average		contractual life
	of options	Exercise price		exercise price		(months)
Outstanding at the beginning of the period	1,011,198	Rs.	5	Rs.	5	81
Granted during the period	10,800		5		5	78
Expired/forfeited during the period	(5,072)		5		5	—
Exercised during the period	(9,758)		5		5	—

Outstanding at the end of the period	1,007,168		5		5	78

Exercisable at the end of the period	35,062	Rs.	5	Rs.	5	52

Category A – Fair Market Value Options	Nine months ended December 31, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	234,500	Rs.	362.50-531.51	Rs.	439.43	64
Expired/forfeited during the period	(10,600)		441.50-574.50		535.88	—
Exercised during the period	(31,320)		441.50-531.51		477.36	—

Outstanding at the end of the period	192,580		362.50-531.51		427.95	57

Exercisable at the end of the period	104,680	Rs.	362.50-531.51	Rs.	447.52	41

Category B – Par Value Options	Nine months ended December 31, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out			average		contractual life
	of options	Exercise price		exercise price		(months)
Outstanding at the beginning of the period	729,968	Rs.	5	Rs.	5	81
Granted during the period	427,060		5		5	71
Expired/forfeited during the period	(40,758)		5		5	—
Exercised during the period	(109,102)		5		5	—

Outstanding at the end of the period	1,007,168		5		5	78

Exercisable at the end of the period	35,062	Rs.	5	Rs.	5	52

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Employee stock incentive plans (continued)
     The per option weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during the three months and nine months ended December 31, 2006 was Rs.539.99 and Rs.575.36, respectively. No options at fair market value were granted during the three months and nine months ended December 31, 2006.
     Stock option activity under the DRL 2002 Plan during the three months and nine months ended December 31, 2007 was as follows:

Category A – Fair Market Value Options	Three months ended December 31, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	169,980	Rs.	362.50-531.51	Rs.	423.10	49
Exercised during the period	(10,400)		441.50-442.50		442.13	—

Outstanding at the end of the period	159,580		362.50-531.51		421.89	47

Exercisable at the end of the period	120,630	Rs.	362.50-531.51	Rs.	433.10	39

Category B – Par Value Options	Three months ended December 31, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising out			average		contractual life
	of options	Exercise price		exercise price		(months)
Outstanding at the beginning of the period	901,542	Rs.	5	Rs.	5	67
Expired/forfeited during the period	(37,226)		5		5	—
Exercised during the period	(24,300)		5		5	—

Outstanding at the end of the period	840,016		5		5	76

Exercisable at the end of the period	58,712	Rs.	5	Rs.	5	50

Category A – Fair Market Value Options	Nine months ended December 31, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	191,580	Rs.	362.50-531.51	Rs.	427.90	54
Expired/forfeited during the period	(2,100)		442.50		442.50	—
Exercised during the period	(29,900)		441.50-531.51		458.81	—

Outstanding at the end of the period	159,580		362.50-531.51		421.89	47

Exercisable at the end of the period	120,630	Rs.	362.50-531.51	Rs.	433.10	39

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Employee stock incentive plans (continued)

Category B – Par Value Options	Nine months ended December 31, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising out			average		contractual life
	of options	Exercise price		exercise price		(months)
Outstanding at the beginning of the period	889,252	Rs.	5	Rs.	5	77
Granted during the period	386,060		5		5	91
Expired/forfeited during the period	(106,816)		5		5	—
Surrendered by employees during the period	(138,418)		5		5	—
Exercised during the period	(190,062)		5		5	—

Outstanding at the end of the period	840,016		5		5	76

Exercisable at the end of the period	58,712	Rs.	5	Rs.	5	50

     No options at fair market value were granted under the DRL 2002 Plan during the three months ended December 31, 2007. The per option weighted average grant date fair value of options granted under the DRL 2002 Plan at par value during the nine months ended December 31, 2007 was Rs.549.57.
     The aggregate intrinsic value of options exercised under the DRL 2002 Plan for the months ended December 31, 2006 and 2007 was Rs. 11 million and Rs. 18 million, respectively, and for the nine months ended December 31, 2006 and 2007 was Rs. 91 million and Rs. 129 million, respectively. As of December 31, 2007, options outstanding and exercisable under the DRL 2002 plan (under category A and B) had an aggregate intrinsic value of Rs. 660 million and Rs. 79 million, respectively.
     Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
     The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all eligible employees and directors (excluding promoter directors) of DRL and all eligible employees and directors of its subsidiaries. The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee determines the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 plan vest in periods ranging between one and four years, and generally have a maximum exercise period of five years.
     The DRL 2007 Plan provides for stock option grants in two categories:
Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     Stock option activity under the DRL 2007 Plan during the three months and nine months ended December 31, 2007 was as follows:

Category B – Par Value Options	Three months ended December 31, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising out			average		contractual life
	of options	Exercise price		exercise price		(months)
Outstanding at the beginning of the period	205,898	Rs.	5	Rs.	5	78
Forfeited during the period	(20,800)		5		5	—

Outstanding at the end of the period	185,098	Rs.	5	Rs.	5	76

Exercisable at the end of the period	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Employee stock incentive plans (continued)

Category B – Par Value Options	Nine months ended December 31, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising out			average		contractual life
	of options	Exercise price		exercise price		(months)
Granted during the period	206,818	Rs.	5	Rs.	5	84
Forfeited during the period	(21,720)		5		5	—

Outstanding at the end of the period	185,098	Rs.	5	Rs.	5	76

Exercisable at the end of the period	—		—		—	—

     The per option weighted average grant date fair value for options granted under the DRL 2007 Plan at par value during the nine months ended December 31, 2007 was Rs.550.95. No grants were made during the three months period ended December 31, 2007.
     No options were exercised under the DRL 2007 Plan during the three months and nine months ended December 31, 2007. As of December 31, 2007 options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of Rs.135 million.
     No options were granted at fair market value under this plan during the three months and nine months ended December 31, 2007.
     Aurigene Discovery Technologies Ltd. Employee Stock Option Plan:
          Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the “Aurigene Employee Plan”) to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene and its subsidiary. Aurigene has reserved 4,550,000 of its ordinary equity shares for issuance under this plan. Under the Aurigene Employee Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under Aurigene Employee Plan generally vest in periods ranging from one to three years.
     Stock option activity under the Aurigene Employee Plan during the three months and nine months ended December 31, 2006 was as follows:

	Three months ended December 31, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising			average		contractual life
	out of options	Exercise price		exercise price		(months)
Outstanding at the beginning of the period	568,257	Rs.	10	Rs.	10	62
Granted during the period	775,786		—		—	70
Expired/forfeited during the period	(93,875)		10		10	—

Outstanding at the end of the period	1,250,168		10		10	66

Exercisable at the end of the period	7,470	Rs.	10	Rs.	10	31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Employee stock incentive plans (continued)

	Nine months ended December 31, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising			average		contractual life
	out of options	Exercise price		exercise price		(months)
Outstanding at the beginning of the period	528,907	Rs.	10	Rs.	10	67
Granted during the period	910,786		10		10	69

Expired/forfeited during the period	(189,525)		10		10	—

Outstanding at the end of the period	1,250,168		10		10	66

Exercisable at the end of the period	7,470	Rs.	10	Rs.	10	31
     The per option weighted average grant date fair value for options granted under the Aurigene Employee Plan during the three and nine months ended December 31, 2006 was Rs.3.29 and Rs. 3.11 respectively.
     Stock option activity under the Aurigene Employee Plan during the three months and nine months ended December 31, 2007 was as follows:

	Three months ended December 31, 2007
						Weighted- average
				Weighted-		remaining
	Shares arising			average		contractual life
	out of options	Exercise price		exercise price		(months)
Outstanding at the beginning of the period	1,139,778	Rs.	10	Rs.	10	56
Expired/forfeited during the period	(44,810)		10		10	—

Outstanding at the end of the period	1,094,968		10		10	53

Exercisable at the end of the period	59,743	Rs.	10	Rs.	10	27

	Nine months ended December, 2007
						Weighted- average
				Weighted-		remaining
	Shares arising			average		contractual life
	out of options	Exercise price		exercise price		(months)
Outstanding at the beginning of the period	1,183,583	Rs.	10	Rs.	10	62
Expired/forfeited during the period	(88,615)		10		10	—

Outstanding at the end of the period	1,094,968		10		10	53

Exercisable at the end of the period	59,743	Rs.	10	Rs.	10	27
     No options were granted during the three months and nine months ended December 31, 2007 under the Aurigene Employee Plan.
     Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan:
     In fiscal 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the “Aurigene Management Plan”) to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary equity shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee.
     No options were granted during the three months and nine months ended December 31, 2006 and 2007 under the Management Plan. As of December 31, 2006 and 2007, there were no outstanding stock options under the Management Plan.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
11. Employee benefit plans
     Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The payment amount is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.
     The components of net periodic benefit cost for the three months and nine months ended December 31, 2006 and 2007 are as follows:

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
Service cost	Rs.	6,774	Rs.	7,471	Rs.	20,323	Rs.	22,413
Interest cost		3972		5,155		11,917		15,465
Expected return on plan assets		(4,048)		(4,223)		(12,145)		(12,669)

Recognized net actuarial (gain)/loss		1,182		1,396		3,544		4,188

Net amount recognized	Rs.	7,880	Rs.	9,799	Rs.	23,639	Rs.	29,397

     Pension plan: All of the employees of Industrias Quimicas Falcon de Mexico (“Falcon”) are entitled to a pension plan in the form of a Defined Benefit Plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities with regard to the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of the Company.
          The components of net periodic benefit cost for three and nine months ended December 31, 2006 and 2007 are as follows:

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
Service cost	Rs.	4,271	Rs.	3,750	Rs.	12,857	Rs.	11,494
Interest cost		3,644		3,061		10,971		9,382
Expected return on plan assets		(3,847)		(3,803)		(11,580)		(11,657)
Amortization of net transition obligation		1,087		926		3,272		2,838
Recognized net actuarial (gain)/loss		(39)		—		(118)		—
Cost price inflation index adjustment		192		137		578		421

Net amount recognized	Rs.	5,308	Rs.	4,071	Rs.	15,980	Rs.	12,478

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Commitments and Contingencies
     Capital Commitments: As of March 31, 2007 and December 31, 2007, the Company had committed to spend approximately Rs.1,186,049 and Rs.790,692, respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.
     Guarantees: In accordance with the provisions of FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”, the Company recognizes the fair value of guarantee and indemnification arrangements issued or modified by the Company, if these arrangements are within the scope of FIN 45. In addition, the Company continues to monitor the conditions that are subject to these guarantee and indemnification arrangements to identify whether any loss is probable, and the Company recognizes such losses, if any, when estimable.
     The Company’s affiliate, Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) secured a credit facility of Rs.26,988 from Agricultural Bank of China (“Agricultural Bank”). During the nine month period ended December 31, 2007, the Company issued a corporate guarantee amounting to Rs.27,196 in favor of Agricultural Bank to enhance the credit standing of Reddy Kunshan. The guarantee is required to be renewed every year and the Company’s liability may arise in case of non-payment by Reddy Kunshan of amounts drawn under its credit facility with Agricultural Bank. As of December 31, 2007, the fair value of such liability was not material.
     Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India notified Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India by filing a Special Leave Petition, which is currently pending.
     During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.284,984, including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to Rs.77,149. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30,000, which was deposited by the Company in March 2008.
     The Company has fully reserved against the potential liability related to the principal amount demanded by the Government of India (which is included under other current liabilities) and believes that the possibility of liability on account of any interest and penalty is remote. In the event that the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India, including penalties or interest, if any, which amounts are not readily ascertainable.
     During the fiscal year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of Rs.175,718 from the vendor, including a penalty of Rs.90,359. Through the same notice, the Authorities issued a penalty claim of Rs.70,000 against the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding Rs.225,999 from the vendor, including penalties of Rs.51,152. Through the same notice, the Authorities, issued a penalty claim of Rs.6,500 against the Company. Further, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding Rs.33,549. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Commitments and Contingencies (continued)
Authorities appealed against CESTAT’s order in the Supreme Court. The Company does not believe that the ultimate outcome of this matter will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
     In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents which are at issue in the litigation. The Company has obtained summary judgment in respect of each of the formulation patents.
     In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited (“Teva”) launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation. Teva has obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed.
     The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to Company’s tablet products. A trial has not been scheduled. If Aventis is ultimately successful in its allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride tablet sales made by the Company, and could also be prohibited from selling these products in the future. The Company does not believe that the ultimate outcome of this matter will have any material adverse effect on its financial position, results of operation or cash flows in any given accounting period.
     In April 2007, the Company terminated its Over The Counter (“OTC”) agreement with Leiner Health Products, LLC (“Leiner”). This action was taken by the Company after receiving notice that Leiner had been served with a list of Inspection Observations on a Form 483 from the United States Food and Drug Administration (“U.S. FDA”). In response thereto, Leiner suspended all of its packaging, production and distribution of OTC products manufactured, packaged or tested at its facilities in the United States. Under the terminated agreements, the Company had supplied to Leiner API to produce OTC products, finished dose tablets, and access to certain OTC products under development. Subsequently, in March 2008, Leiner filed for bankruptcy. The Company does not believe that termination of this OTC agreement and Leiner’s filing for bankruptcy will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
     In March 2007, the patent for Fosamax (Merck & Co.’s brand name for alendronate sodium, sold by the Company and other companies in generics versions) in Germany was reinstated in favor of Merck & Co. The Company has filed protective writs to prevent a preliminary injunction without hearing. As of December 31, 2007, no injunction had been granted to Merck & Co. Based on a legal evaluation, the Company continues selling its generic version of this product and believes that European patent reinstatement does not affect its ability to sell this product. The Company does believe that the ultimate outcome of this patent reinstatement matter will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
     The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 per acre for dry land and Rs.1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.
     The Company is aware of litigation with respect to one of its suppliers for oxycodon, which is sold by the Company and other companies in Germany. The innovator company has claimed an infringement of formulation patents against the Company’s supplier

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Commitments and Contingencies (continued)
and has sued such supplier. In April 2007, the German trial court rejected an application for an interim order by the innovator company against the Company’s supplier. As of December 31, 2007, based on a legal evaluation, the Company continues to sell this product and believes that the patent infringement case does not affect its ability to sell the product. The Company does not believe that the ultimate outcome of this patent infringement matter will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
     In April 2008, the Company received a Civil Investigative Demand (“CID”) from the United States Federal Trade Commission (“FTC”). A CID is a request for information in the course of a civil investigation and does not constitute the commencement of legal proceedings. The Company has been informed that the focus of this civil antitrust investigation relates to the settlement arrangement entered into between the Company and UCB Pharma Inc. resolving patent litigation concerning levetiracetam. The Company believes that the terms of its settlement arrangement with UCB Pharma Inc. are consistent with all applicable antitrust laws. The Company is cooperating fully with the FTC regarding this investigation. The Company does not believe that the ultimate outcome of this investigation will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
     Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company does not believe that there are any such pending matters that will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
13. Earning per share
     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Three months ended		Nine months ended
	December 31,		December 31,
	2006	2007	2006	2007

Basic earnings per equity share – weighted average number of equity shares outstanding	159,471,547	168,130,633	155,504,468	168,050,690
Effect of dilutive equivalent shares-stock options outstanding	795,987	556,553	684,052	635,294

Diluted earnings per equity share – weighted average number of equity shares outstanding	160,267,534	168,687,187	156,188,520	168,685,984

14. Tax reforms in Germany
     During the quarter ended September 30, 2007, pursuant to changes in German tax laws, the enacted tax rate decreased by almost 10%. This resulted in a reduction in the net deferred tax liability balance of betapharm by Rs.1,408 million, which was reversed as a deferred tax benefit in the Company’s statement of operations during the quarter ended September 30, 2007 and is included in the nine months period ended December 31, 2007.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information
a) Segment information
     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:
•	Formulations — revenues by therapeutic product category; gross profit;

•	Active pharmaceutical ingredients and intermediates — gross profit, revenues by geography and by key products;

•	Generics — revenues by geography and gross profit;

•	Drug discovery — revenues and expenses; and

•	Custom pharmaceutical services — gross profit.
     The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company’s business, depreciation and amortization expenses, are not fully identifiable with/allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.
     Formulations
     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. Effective April 1, 2007, the Company’s critical care and biotechnology segment was merged into its formulations segment. Accordingly, disclosures relating to the previous period have been reclassified/regrouped to conform to the current period presentation. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Three months				Nine months
	ended December 31,				ended December 31,
	2006		2007		2006		2007
Gastrointestinal	Rs.	730,393	Rs.	864,528	Rs.	2,271,709	Rs.	2,721,121
Pain control		705,160		740,468		2,036,749		2,106,850
Cardiovascular		427,127		509,559		1,415,397		1,538,359
Anti-infectives		338,159		319,937		1,094,533		988,082
Dermatology		105,772		138,510		399,876		418,343
Others		897,792		905,053		2,898,454		2,808,534

Revenues from external customers		3,204,403		3,478,055		10,116,718		10,581,289
Intersegment revenues[1]		11,436		12,640		25,206		34,545
Adjustments[2]		172,115		362,851		63,506		1,104,382

Total revenues		3,387,954		3,853,546		10,205,430		11,720,216

Cost of revenues		805,881		1,048,318		2,762,814		2,972,556
Intersegment cost of revenues[3]		90,973		282,600		278,558		561,321
Adjustments[2]		(15,805)		(297,807)		(52,156)		(322,695)

		881,049		1,033,111		2,989,216		3,211,182

Gross profit		2,318,985		2,159,777		7,100,552		7,081,957
Adjustments[2]		187,920		660,658		115,662		1,427,077

	Rs.	2,506,905	Rs.	2,820,435	Rs.	7,216,214	Rs.	8,509,034

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items from local GAAP financial information to conform to the consolidated U.S. GAAP segment information. Such adjustments primarily relate to consolidation and other U.S. GAAP adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost to the transferring segment.
     Active pharmaceutical ingredients and intermediates
     Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.
     An analysis of gross profit for this segment is given below.

	Three months				Nine months
	ended December 31,				ended December 31,
	2006		2007		2006		2007
Revenues from external customers	Rs.	2,603,575	Rs.	2,892,955	Rs.	7,239,324	Rs.	8,575,548
Intersegment revenues[1]		435,523		963,115		1,327,504		2,288,907
Adjustments[2]		(309,960)		(920,270)		(631,055)		(2,071,295)

Total revenues		2,729,138		2,935,800		7,935,773		8,793,160

Cost of revenues		1,509,757		2,143,155		4,694,587		6,088,673
Intersegment cost of revenues		11,436		12,640		25,206		34,545
Adjustments[2]		131,900		(152,289)		339,744		(321,948)

		1,653,093		2,003,506		5,059,537		5,801,270

Gross profit		1,517,905		1,700,275		3,847,035		4,741,237
Adjustments[2]		(441,860)		(767,981)		(970,799)		(1,749,347)

	Rs.	1,076,045	Rs.	932,294	Rs.	2,876,236	Rs.	2,991,890

(1)	Intersegment revenues is comprised of transfers to formulations, generics and custom pharmaceutical services and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items from local GAAP financial information to conform to the consolidated U.S. GAAP segment information. Such adjustments primarily relate to consolidation and other U.S. GAAP adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the formulations segment to active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
     An analysis of revenue by geography is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
North America	Rs.	527,175	Rs.	998,708	Rs.	1,385,024	Rs.	2,136,688
India		456,519		423,936		1,628,929		1,593,710
Europe		514,580		648,527		1,489,320		1,780,201
Others		1,205,618		722,813		3,452,971		3,072,139

		2,703,892		2,793,984		7,956,244		8,582,738
Adjustments[1]		25,246		141,816		(20,471)		210,422

	Rs.	2,729,138	Rs.	2,935,800	Rs.	7,935,773	Rs.	8,793,160

(1)	The adjustments represent reconciling items from local GAAP financial information to conform to the consolidated U.S. GAAP segment information. Such adjustments primarily relate to consolidation and other U.S. GAAP adjustments.
     An analysis of revenues by key products is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
Sertraline hydrochloride	Rs.	686,476	Rs.	108,070	Rs.	1,729,586	Rs.	398,137
Ciprofloxacin hydrochloride		119,370		190,103		569,405		608,760
Ramipril		133,980		293,437		553,019		749,531
Terbinafine HCl		75,994		138,767		349,261		352,902
Ranitidine HCl Form 2		94,896		93,751		322,056		268,117
Naproxen sodium		130,740		101,078		357,380		172,602
Finasteride		163,449		284,742		347,413		774,372
Naproxen		157,082		198,900		315,033		455,808
Ibuprofen		95,834		84,117		250,721		252,161
Olanzapine		8,772		215,650		135,942		486,080
Losartan potassium		64,620		89,753		175,354		250,687
Clopidogrel		97,044		142,500		203,557		452,821
Nizatidine		67,220		95,975		151,822		337,994
Montelukast		103,418		—		184,548		—
Sumatriptan		25,322		—		106,048		—
Escitalopram oxalate		—		47,628		—		90,197
Doxazosin mesylate		—		46,152		—		68,360
Others		704,921		805,177		2,184,628		3,074,631

	Rs.	2,729,138	Rs.	2,935,800	Rs.	7,935,773	Rs.	8,793,160

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
     Generics
     Generics are generic finished dosages with therapeutic equivalence to branded formulations.
     An analysis of gross profit for the segment is given below.

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
Revenues	Rs.	7,681,518	Rs.	4,173,559	Rs.	26,531,238	Rs.	12,558,664
Less:
Cost of revenues		4,611,106		1,602,966		15,904,645		5,153,586
Intersegment cost of revenues[1]		283,266		680,515		861,548		1,598,554

		4,894,372		2,283,481		16,766,193		6,752,140

Gross profit	Rs.	2,787,146	Rs.	1,890,078	Rs.	9,765,045	Rs.	5,806,524

(1)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at cost to the transferring segment.
     An analysis of revenues by geography is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
North America	Rs.	4,630,449	Rs.	1,724,925	Rs.	18,016,900	Rs.	5,557,797
Europe		3,035,267		2,432,234		8,494,345		6,961,582
Others		15,802		16,400		19,993		39,285

Total	Rs.	7,681,518	Rs.	4,173,559	Rs.	26,531,238	Rs.	12,558,664

     Drug discovery
     The Company is involved in drug discovery through its research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
Revenues	Rs.	28,887	Rs.	9,437	Rs.	91,741	Rs.	35,229
Less:
Cost of revenues		28,887		6,102		91,741		44,445

Gross profit		—		3,335		—		(9,216)

Research and development expenses	Rs.	157,390	Rs.	223,724	Rs.	513,589	Rs.	692,686

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
     Custom pharmaceutical services (“CPS”)
     The custom pharmaceutical services segment relates to contract research services and manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer’s requirements.

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
Revenues	Rs.	1,568,677	Rs.	1,278,968	Rs.	4,655,141	Rs.	3,456,221
Less:
Cost of revenues		1,129,462		939,908		3,181,588		2,223,456
Intersegment cost of revenues[1]		61,285		—		187,400		129,032

		1,190,747		939,908		3,368,988		2,352,488

Gross profit	Rs.	377,930	Rs.	339,060	Rs.	1,286,153	Rs.	1,103,733

(1)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the custom pharmaceutical services and are accounted for at cost to the transferring segment
     a) Reconciliation of segment information to entity total

	Three months ended				Three months ended
	December 31, 2006				December 31, 2007
			Gross profit/				Gross profit/
	Revenues		(loss)		Revenues		(loss)
Formulations	Rs.	3,387,954	Rs.	2,506,905	Rs.	3,853,546	Rs.	2,820,435
Active pharmaceutical ingredients and intermediates		2,729,138		1,076,045		2,935,800		932,294
Generics		7,681,518		2,787,146		4,173,559		1,890,078
Drug discovery		28,887		—		9,437		3,335
Custom pharmaceutical services		1,568,677		377,930		1,278,968		339,060
Others		38,091		(4,233)		68,341		49,245

	Rs.	15,434,265	Rs.	6,743,793	Rs.	12,319,651	Rs.	6,034,447

	Nine months ended				Nine months ended
	December 31, 2006				December 31, 2007
			Gross profit/				Gross profit/
	Revenues		(loss)		Revenues		(loss)
Formulations	Rs.	10,205,430	Rs.	7,216,214	Rs.	11,720,216	Rs.	8,509,034
Active pharmaceutical ingredients and intermediates		7,935,773		2,876,236		8,793,160		2,991,890
Generics		26,531,238		9,765,045		12,558,664		5,806,524
Drug discovery		91,741		—		35,229		(9,216)
Custom pharmaceutical services		4,655,141		1,286,153		3,456,221		1,103,733
Others		102,893		(22,633)		190,431		(17,129)

	Rs.	49,522,216	Rs.	21,121,015	Rs.	36,753,921	Rs.	18,384,836

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
     b) Analysis of revenue by geography
     The Company’s business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Three months ended				Nine months ended
	December 31,				December 31,
	2006		2007		2006		2007
India	Rs.	2,233,668	Rs.	2,566,716	Rs.	7,055,853	Rs.	7,906,410
North America		5,882,790		2,978,031		20,934,818		8,466,470
Europe		4,330,077		4,048,389		11,425,088		11,227,801
Russia and other countries of the former Soviet Union		1,302,600		1,502,769		3,790,591		4,471,276
Others		1,685,130		1,223,746		6,315,866		4,681,964

	Rs.	15,434,265	Rs.	12,319,651	Rs.	49,522,216	Rs.	36,753,921

     c) Analysis of property, plant and equipment by geography
     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of December 31,
	2007		2007
India	Rs.	10,061,138	Rs.	12,410,742
North America		1,701,157		1,541,642
Russia and other countries of the former Soviet Union		26,618		190,886
Europe		629,330		604,177
Others		9,555		878

	Rs.	12,427,798	Rs.	14,748,325

16. Subsequent events
     Write-down of intangible assets acquired in Iberia acquisition
     In May 2006, the Company’s wholly owned subsidiary, Reddy Pharma Iberia, S.A., acquired marketing authorizations and marketing authorization applications for certain specialty pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratorios Litaphar, S.A. (“Litaphar”) for a total consideration of Rs.218,920 (Euro 3,740). Litaphar, a Spanish company, was engaged in the promotion, distribution and commercialization of pharmaceutical products and chemical-pharmaceutical specialties. As a result of this acquisition, the Company acquired an opportunity to sell those products using their existing brand names through its generics sales and marketing network.
     During the quarter ended March 31, 2008, triggered by certain adverse market conditions such as decrease in sales and increase in cost of procurement, the Company tested carrying value of Litaphar intangibles for impairment. The fair values of these intangibles were determined based on discounted cash flow approach. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs.127,506 and adjusted the carrying value of product related intangibles as of March 31, 2008. The above write down relates to the Company’s generics segment.
     Impairment of goodwill
     During the quarter ended March 31, 2008, the Company impaired goodwill amounting to Rs.90,437 which relates to its drug discovery segment.
     Acquisitions
          In April 2008, the Company acquired a unit of The Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge for a total cash consideration of Rs.1,354,307

(U.S.$ 33.5 million). The acquisition included customer contracts, associated products, process technology, intellectual property, trademarks and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom.
          In April 2008, the Company acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy for a total cash consideration (subject to adjustments for working capital etc.) of Rs.145,520 (Euro 2.3 million).
          In April 2008, the Company acquired BASF’s pharmaceutical contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, U.S.A. for a total consideration of Rs.1,606,565 (U.S.$ 39.8 million). The business involves contract manufacturing of generic prescription and OTC products for branded and generic companies in the United States. This business includes customer contracts, related ANDAs and NDAs, trademarks and the Shreveport manufacturing facility.

OPERATING AND FINANCIAL REVIEW
Three months ended December 31, 2007 compared to three months ended December 31, 2006
     The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes
     This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
     The following table sets forth, for the periods indicated, our consolidated revenues and gross margins by segment:

	Three months ended December 31, 2006						Three months ended December 31, 2007
			Revenues			Gross margin			Revenues	Gross		Gross margin %
	Revenues		% to total	Gross margin		% to sales	Revenues		% to total	margin		to sales

Formulations	Rs.	3,388.0	22.0%	Rs.	2,506.9	74.0%	Rs.	3,853.5	31.3%	Rs.	2,820.4	73.2%
Active pharmaceutical ingredients and intermediates		2,729.1	17.7%		1,076.0	39.4%		2,935.8	23.8%		932.3	31.8%
Generics		7,681. 5	49.8%		2,787.1	36.3%		4,173.6	33.9%		1,890.1	45.3%
Drug discovery		28.9	0.2%		—	—		9.4	0.1%		3.3	35.3%
Custom pharmaceutical services		1,568.7	10.2%		377.9	24.1%		1,279.0	10.4%		339.1	26.5%
Others		38.1	0.2%		(4.2)	(11.1)%		68.3	0.6%		49.2	72.1%

Total	Rs.	15,434.3	100.0%	Rs.	6,743.8	43.7%	Rs.	12,319.7	100.0%	Rs.	6,034.4	49.0%

     The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Percentage of Sales
	Three months ended		Percentage
	December 31,		Increase/
	2006	2007	(Decrease)

Revenues	100.0	100.0	(20.2)
Gross margin	43.7	49.0	(10.5)
Selling, general and administrative expenses	23.4	30.5	4.3
Research and development expenses	4.4	7.3	32.2
Amortization expenses	2.1	3.1	14.9
Write-down of intangible assets	—	19.2	NC
Foreign exchange (gain)/loss	0.3	(0.7)	NC
Operating income	13.6	(10.3)	NC
Other (expense)/income, net	(1.6)	0.3	NC
Income before income taxes	12.0	(10.0)	NC
Income tax benefit/(expenses)	0.2	3.1	1,291.0
Net income	12.2	(6.9)	NC

Revenues
In the three months ended December 31, 2007:
•	Total revenues decreased by 20.2%, from Rs. 15,434.3 million for the three months ended December 31, 2006 to Rs.12,319.7 million for the three months ended December 31, 2007. Excluding the revenues from the sales of authorized generics from both years, revenues for the three months ended December 31, 2007 declined by 1% to Rs.11,924.6 million as compared to Rs.12,049.5 million for the three months ended December 31, 2006.
•	Revenues from our formulations segment increased by 13.7% compared to three months ended December 31, 2006. This increase was primarily driven by an increase in revenues from India, Russia, Venezuela and former CIS countries.
•	Revenues from our Active Pharmaceutical Ingredients and Intermediates (API) segment increased by 7.6% compared to the three months ended December 31, 2006. This increase was driven by growth in revenues from North America and Europe.
•	Revenues of our generics segment decreased by 45.7% compared to the three months ended December 31, 2006. Revenues for the three months ended December 31, 2006 include revenues from sale of authorized generics of Rs.3,384.8 million. Excluding the from the sales of authorized generics in both periods, revenues decreased by 12.1%.
•	Revenues in our CPS segment decreased by 18.5% compared to the three months ended December 31, 2006. This decrease was primarily on account of a decrease in sales of our key products naproxen and naproxen sodium.
•	We received 24.2% of our revenues from North America (United States and Canada), 32.9% of our revenues from Europe, 12.2% of our revenues from Russia and other former Soviet Union countries, 20.8% of our revenues from India and 9.9% of our revenues from other countries.
•	Significant weakening of the U.S. dollar as compared to the Indian rupee (average for the quarter ended December 31, 2007 compared to average for the quarter ended December 31, 2006) by approximately 12.2% had a negative impact on our sales because of the resulting decline in rupee realization on sales made in U.S. dollars
Segment analysis
     Formulations. For the three months ended December 31, 2007, this segment contributed 31.3% of our total revenues, as compared to 22.0% for the three months ended December 31, 2006. Revenues in this segment increased by 13.7% to Rs.3,853.5 million for the three months ended December 31, 2007, as compared to Rs.3,388.0 million for the three months ended December 31, 2006.
     Revenues from sales of formulations in India constituted 51.7% of our total formulations revenues for the three months ended December 31, 2007, compared with 50.9% for the three months ended December 31, 2006. Revenues from India increased by 15.6% to Rs.1,991.5 million for the three months ended December 31, 2007 from Rs.1,723.0 million for the three months ended December 31, 2006. This increase in revenues was on account of an increase in revenues of key brands such as Razo, our brand of rabeprazole, Stamlo, our brand of amlodipine, Leon, our brand of levofloxacin, Atocor, our brand of atorvastatin, and Omez, our brand of omeprazole. New products launched in India in the financial year commencing April 2007 contributed Rs.64.9 million in the three months ended December 31, 2007.
     Revenues from sales of formulations outside India increased by 11.8% to Rs.1,862.0 million in the three months ended December 31, 2007 from Rs.1,664.9 million in the three months ended December 31, 2006. Revenues from sales of formulations in Russia increased by 12.1% to Rs.1,094.2 million in the three months ended December 31, 2007 from Rs.976.0 million in the three months ended December 31, 2006. This increase was on account of higher sales of our key brands such as Ketorol, our brand of ketorolac, Omez, our brand of omeprazole and Lycocin, our brand of Capreomycin. Revenues from other countries of the former Soviet Union increased by 25.1% to Rs.408.6 million in the three months ended December 31, 2007 as compared to Rs.326.7 million in the three months ended December 31, 2006, primarily driven by an increase in revenues from sales of formulations in Ukraine and Uzbekistan.
     Active Pharmaceutical Ingredients and Intermediates: In the three months ended December 31, 2007, this segment contributed 23.8% of our total revenues compared to 17.7% in the three months ended December 31, 2006. Revenues in this segment increased by 7.6% to Rs.2,935.8 million in the three months ended December 31, 2007, as compared to Rs.2,729.1 million in the three months ended December 31, 2006.
     During the three months ended December 31, 2007, revenues from sales of API in India accounted for 19.3% of our revenues from this segment compared to 17.7% in the three months ended December 31, 2006. Revenues from sales of API in India increased by 17.4% to Rs.565.8 million in the three months ended December 31, 2007, as compared to Rs.481.8 million in the three months ended December 31, 2006. This increase was primarily due to an increase in sales of ciprofloxacin, clopidogrel, naproxen sodium and ramipril, partially offset by a decrease in revenues from sales of sertraline hydrochloride and sparfloxacin.
     Revenues from sales of API outside India increased by 5.5% to Rs.2,370.1 million in the three months ended December 31, 2007 from Rs.2,247.4 million in the three months ended December 31, 2006. Revenues from North America increased by 89.4% to Rs.998.7 million in the three months ended December 31, 2007 from Rs.527.2 million in the three months ended December 31, 2006. This increase was primarily on account of an increase in revenues from sales of finasteride, olanzapine and ramipril, which were partially offset by a decrease in sales of naproxen sodium and nizatidine. Revenues from Europe increased by 26% to Rs.648.5 million in the three months ended December 31, 2007 from Rs.514.6 million in the three months ended December 31, 2006. The increase in revenues was mainly on account of an increase in sales of ramipril and terbinafine, as well as an increase in sales of olanzapine which had no corresponding sales in the three months ended December 31, 2006. This increase was partially offset by a decrease in sales of montelukast and sertraline. Revenues from other markets decreased by 40% to Rs.722.8 million in the three months ended December 31, 2007 from Rs.1,205.6 million in the three months ended December 31, 2006, primarily due to a decrease in revenues from Israel and Turkey, partially offset by an increase in revenues from South Korea, Mexico and Japan.
     Generics: In the three months ended December 31, 2007, this segment contributed 33.9% of our total revenues compared to 49.8% in the three months ended December 31, 2006. Revenues decreased by 45.7% to Rs.4,173.6 million in the three months ended December 31, 2007 from Rs.7,681.5 million in the three months ended December 31, 2006.
     Revenues from sales of generic products in North America decreased by 62.7% to Rs.1,724.9 million in the three months ended December 31, 2007 from Rs.4,630.4 million in the three months ended December 31, 2006. Excluding the revenues from sales of authorized generics from both periods, revenues increased by 6.8% to Rs.1,329.9 million. This increase was primarily due to an increase in revenues from sales of simvastatin (our generic version of Zocor®) and revenues from the OTC business, which were partially offset by declines in revenues of ondansetron and fexofenadine. In September 2007, we commenced our own OTC business with the launch of ranitidine (our generic version of Zantac®), which contributed revenues of Rs.50.4 million during the three month period ended December 31, 2007.
     Revenues from sales of generic products in Europe decreased by 19.9% to Rs.2,432.2 million in the three months ended December 31, 2007, as compared to Rs.3,035.3 million in the three months ended December 31, 2006. The decrease was primarily on account of a decline in price realizations in Germany and the United Kingdom for a key products that we sell in these countries.
     Custom Pharmaceutical Services (“CPS”): Revenues from our CPS segment decreased by 18.5% to Rs.1,279.0 million in the three months ended December 31, 2007 from Rs.1,568.7 million in the three months ended December 31, 2006. This decrease was primarily on account of a decrease in revenues from sales of our key products naproxen and naproxen sodium.
Cost of revenues
     As a result of the trends described in “Revenues” above and “Gross Profits” below, our cost of revenues decreased by 27.7% to Rs.6,285.2 million in the three months ended December 31, 2007 from Rs.8,690.5 million in the three months ended December 31, 2006. Cost of revenues was 51% in the three months ended December 31, 2007, as compared to 56.3% in the three months ended December 31, 2006.
     Cost of revenues of the formulations segment, as a percentage of this segment’s revenues, increased to 26.8% in the three months ended December 31, 2007, as compared to 26.0% in the three months ended December 31, 2006. The cost of revenues for our active pharmaceutical ingredients segment, as a percentage of this segment’s revenues, increased to 68.2% in the three months ended December 31, 2007, as compared to 60.6% in the three months ended December 31, 2006. The cost of revenue for our generics segment, as a percentage of this segment’s revenues, decreased to 54.7% in the three months ended December 31, 2007, as compared to 63.7% in the three months ended December 31, 2006. The cost of revenue of our custom pharmaceuticals services segment, as a percentage of this segment’s revenues, decreased to 73.5% in the three months ended December 31, 2007, as compared to 75.9% in the three months ended December 31, 2006.
Gross Margin
     Total gross margin decreased by 10.5% to Rs.6,034.4 million in the three months ended December 31, 2007 from Rs.6,743.8 million in the three months ended December 31, 2006. Total gross margin as a percentage of total revenues was 49% in the three months ended December 31, 2007, compared to 43.7% in the three months ended December 31, 2006.
     Formulations: Gross margin, as a percentage of this segment’s revenues, was 73.2% in the three months ended December 31, 2007, as compared to 74% in the three months ended December 31, 2006. The decrease in gross margin as a percentage of revenues was mainly due to the unfavorable impact of depreciation of the U.S. dollar compared to the Indian rupee, offset by a decrease in excise duty expense on account of benefits realized from the full operation of a new plant situated at Baddi, India, which is located in a zone that enjoys certain tax exemptions, and also offset by increases in product prices in Russia effective in June 2007.

     Active Pharmaceutical Ingredients and Intermediates: Gross margin, as a percentage of this segment’s revenues, decreased to 31.8% in the three months ended December 31, 2007, from 39.4% in the three months ended December 31, 2006. The decrease was primarily on account of the unfavorable impact of depreciation of the U.S. dollar compared to the Indian rupee, partially offset by sales of high margin products such as olanzapine and amlodipine.
     Generics: Gross margin, as a percentage of this segment’s revenues, was 45.3% in the three months ended December 31, 2007, compared to 36.3% in the three months ended December 31, 2006. The increase in gross margin as a percentage of revenues was primarily due to a decrease in revenue from sales of authorized generics, which earn gross margin significantly below average gross margin of this segment. Sales of authorized generics contributed 9.5% of segment revenues in the quarter ended December 31, 2007 compared to 44.1% of segment revenues in the quarter ended December 31, 2006.
     Custom Pharmaceutical Services (CPS): Gross margin, as a percentage of this segment’s revenues, was 26.5% in the three months ended December 31, 2007 as compared to 24.1% in the three months ended December 31, 2006. This increase was on account of an increase in the proportion of revenues from our service business, as a percentage of the total revenues of this segment, partially offset by a decrease in sales of our high margin products naproxen and naproxen sodium.
Selling, general and administrative expenses
     Selling, general and administrative expenses as a percentage of total revenues were 30.5% in the three months ended December 31, 2007, as compared to 23.4% in the three months ended December 31, 2006. Selling, general and administrative expenses increased by 4.3% to Rs.3,759.7 million in the three months ended December 31, 2007 from Rs.3,604.1 million in the three months ended December 31, 2006. This increase was largely on account of an increase in marketing expenses by 18% (in particular, an increase in advertisement expenses due to advertisements undertaken for key products in Ukraine, Russia and Belarus), an increase in selling expenses (due to an increase in customer relationship management activities) and an increase in commissions on sales and in shipping charges commensurate to the increase in our sale volumes. The above increase was partially offset by a decrease in general expenses, largely due to a decrease in legal and professional expenses (attributable to focused efforts to reduce such expenses) and a decrease in directors remuneration (due to a decrease in our profits).
Research and development expenses
     Research and development expenses increased by 32.2% to Rs.893.8 million in the three months ended December 31, 2007 from Rs.676.2 million in the three months ended December 31, 2006. As a percentage of revenues, research and development expenses accounted for 7.3% of total revenue in the three months ended December 31, 2007, as compared to 4.4% in the three months ended December 31, 2006. Under the terms of our research and development partnership with I-VEN Pharma Capital Limited (“I-VEN”), we received Rs.984.6 million in March 2005 to be applied to research and development costs in our generics segment, of which Rs.76.8 million was recorded as a reduction in research and development expenses in the three months ended December 31, 2006, compared to Rs.0 in the three months ended December 31, 2007. Research and development expenses have increased by 9.3%. The increase in expenses was primarily on account of an increase in expenses in our formulations and generics segments due to an increase in raw material and activity costs, partially offset by a decrease in expenses in our discovery segment because of reduced activity.
Amortization expenses
     Amortization expenses increased by 14.9% to Rs.379.1 million in the three months ended December 31, 2007 from Rs.330.1 million in the three months ended December 31, 2006. The marginal increase in amortization expense during the current quarter (as compared to the quarter ended December 31, 2006) was primarily on account of increased amortization of the intangible relating to beneficial toll manufacturing contract. During the quarter ended March 31, 2007, pursuant to an amendment to a beneficial toll manufacturing contract, the useful life of the intangible asset was reduced.
Write-down of intangible assets
     During the three month period ended December 31, 2007, the Company tested carrying value of betapharm intangibles for impairment. Such testing was triggered by certain adverse market conditions, such as decreases in market prices and an increasing trend in certain new type of rebates being negotiated with State Healthcare Insurance (“SHI”) fund companies, which market conditions were further affected by supply constraints. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs.2,361.0 and adjusted the carrying value of certain product related intangibles as of December 31, 2007. The fair value of these intangibles was determined based on discounted cash flow approach.

Foreign exchange gain/loss
     Foreign exchange gain was Rs.86.6 million in the three months ended December 31, 2007, compared to a loss of Rs.49.0 million in the three months ended December 31, 2006. In the three months ended December 31, 2007, the rupee appreciated by Rs.0.430 per U.S.$1.00. Our gain was primarily on account of mark to market gain as well as realized gains on derivative contracts, taken to hedge receivables and deposits, and translation gains of loans. These gains were partially offset by translation and realization loss on foreign currency receivables.
     In the three months ended December 31, 2006 the Indian rupee appreciated by Rs.1.665 per U.S. dollar. The loss on translation of receivables, net of payables, was partially offset by gains on short U.S.$/INR forward contracts taken to hedge receivables and packing credit loans in foreign currency.
Operating income
     As a result of the foregoing, we had an operating loss of Rs.(1,271.1) million for the three months ended December 31, 2007, as compared to income of Rs.2,104.9 million for the three months ended December 31, 2006.
Other expense/income, net
     In the three months ended December 31, 2007, our net other income, net of other expense, was Rs.38.8 million. Against this, we had net other expense, net of other income, of Rs.241.3 million in the three months ended December 31, 2006. This was primarily due to a decrease in net interest expense from Rs.309.3 million in the three months ended December 31, 2006 to Rs.82.8 million in the three months ended December 31, 2007. Lower interest expense in the current quarter was because of repayment of a 130 million EURO loan during the nine month period ended December 31, 2007 and lower demand loans taken towards working capital requirements during the three months ended December 31, 2007. During the three months ended December 31, 2007, we also earned Rs.23.5 million from our investments in mutual funds.
Income before income taxes and minority interest
     As a result of the foregoing, we had a loss before income taxes and minority interest of Rs.(1,229.5) million in the three months ended December 31, 2007, as compared to income of Rs.1,851.7 million in the three months ended December 31, 2006.
Income tax benefit/expense
     We had an income tax benefit of Rs.379.9 million in the three months ended December 31, 2007, compared to a benefit of Rs.27.3 million in the three months ended December 31, 2006. The significant benefit was primarily on account of the deferred tax benefit recognized on the write down of intangibles of betapharm.
Net income
     As a result of the above, we had a loss of Rs.846.6 million for the three months ended December 31, 2007, compared to a profit of Rs.1,879.4 million for the three months ended December 31, 2006.
Critical Accounting Policies
     Critical accounting policies are those most important to the portrayal of our financial condition and results and that require the most exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements.
Accounting estimates
     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:
•	the useful life of property, plant and equipment and intangible assets;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for doubtful accounts receivable;

•	inventory write-downs;

•	allowances for sales returns; and

•	valuation allowance in respect of deferred tax assets.
     We depreciate the value of property, plant and equipment over their useful lives using the straight-line method. Estimates of useful life are subject to changes in economic environment and different assumptions. Assets under capital leases are amortized over their estimated useful life or lease term, as appropriate. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights could result in shortened useful lives or impairment.
     In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, at an amount based on the respective employee’s last drawn salary and the years of employment with us. Liability with regard to the Gratuity Plan is determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to this plan, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a significant impact on the amount of expense recorded by us.
     We make allowances for doubtful accounts receivable based on the present and financial condition of the customer and aging of the accounts receivable, after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.
     We write down inventory for obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demand is less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.
Revenue recognition
     Product sales
     Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:
•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.
     Revenue from domestic sales of formulation products is recognized on delivery of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers from our factories. Revenue from export sales is recognized when significant risks and rewards in respect of ownership of products are transferred to customers, which is based on terms of the contract. Revenue from product sales includes excise duty and is recorded net of sales tax and applicable discounts and allowances.

     Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products are transferred by us when the goods are delivered to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
     Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers generally, formulation manufacturers, from our factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from us or our subsidiaries.
     We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to our marketing partners as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are met. Subsequently, our marketing partners remit to us an additional amount based on the sale proceeds of sales made by them to the end customer. Such amount is determined as per the terms of the marketing arrangement and is recognized by us when the realization is certain under the guidance given in SAB 104.
     Revenue from sales of generic products is recognized as revenue when products are delivered and significant risks and rewards in respect of ownership of products passes on to the customer. Provisions for chargeback, rebates and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from us. Provision for such chargebacks are accrued and estimated based on the historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers and other customers and the average inventory holding by the wholesaler. Such provisions are disclosed as a reduction of accounts receivable.
     We account for sales returns in accordance with SFAS 48, “Revenue Recognition when Right to Return Exists” by recording an accrual based on our estimate of expected sales returns.
     We deal in various products and operate in various markets and our estimates of sales returns are determined primarily by our experience in these markets. In respect of established products, we determine an estimate of sales returns accrual primarily based on our historical experience regarding such sales returns. Additionally, other factors that we consider in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products and introductions of competitive new products, to the extent each of these factors impact on our business and our markets. We consider all of these factors and adjust the sales returns accrual to reflect our actual experience.
     With respect to new products that we introduce, those are either extensions of an existing line of products or in a general therapeutic category where we have historical experience. Our new product launches have historically been in therapeutic categories where established products exist and are sold either by us or our competitors. We have not yet introduced products in a new therapeutic category where the sales return experience of such products is not known. The amount of sales returns for our newly launched products do not significantly differ from sales return experience of current products marketed by us or competitors (as we understand based on industry publications and discussions with our customers). Accordingly, we do not expect sales returns for new products to be significantly different from expected sales returns of current products. We evaluate the sales returns of all of our products at the end of each reporting period and record necessary adjustments, if any. To date, no significant revision has been determined to be necessary.
     Service income
     Income from services primarily derives from contract research, and such research is recognized as the related services are performed in accordance with the terms of the contract and when all the conditions under SAB 104 are met. Arrangements with customers for contract research and other related services are either on a fixed price or a time and material basis.
     License fees
     Non-refundable milestone payments are recognized in the statement of operations when earned, in accordance with the terms of the license agreement, and when we have no future obligations or continuing involvement pursuant to such milestone payments. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion to the amount of each milestone earned bears to the total milestone payments agreed in the license agreement. Where the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments increase during the development period as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Accordingly, the milestone payments are a fair representation of the extent of progress made in the development of these underlying molecules. In the event the development of a molecule is discontinued, the corresponding amount of deferred revenue is recognized in the statement of operations in the period in which the project is terminated.
     We have entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, we defer the upfront payments received under these arrangements. Such deferred revenue is recognized in the consolidated statement of operations in the period in which we completes our remaining performance obligations.
Stock-based compensation
     We use the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect our best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if we use different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended December 31,		Nine months ended December 31,
	2006	2007*	2006	2007
Dividend yield	0.5%	—	0.5%	0.75%
Expected life	12-48 months	—	12-48 months	12-48 months
Risk free interest rates	6.5 — 7.4%	—	6.5 — 7.4%	7.8 — 8.2%
Volatility	30.5 — 33.6%	—	30.5 — 33.6%	28.4 — 32.7%

*	No grants were made during the three months ended December 31, 2007
     Prior to April 1, 2006, we accounted for our stock-based compensation plans under SFAS 123. On April 1, 2006, we adopted SFAS No. 123(R) (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.
     Under SFAS No. 123 we had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123(R), on April 1, 2006, we estimated the forfeiture of the outstanding unvested stock options as of April 1, 2006 and have recognized a gain of Rs.14,806 on account of cumulative effect adjustments for estimating forfeitures rather than actual forfeitures. For the nine months ended December 31, 2006 and 2007, an amount of Rs.136,729 and Rs.182,491, respectively, has been recorded as total employee stock-based compensation expense
Functional Currency
     Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.
     With respect to our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as the Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.
     The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is also done directly or indirectly by us.
     With respect to other subsidiaries, the functional currency is determined as the local currency, being the currency of the primary economic environment in which the subsidiary operates.

Income Taxes
     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. Valuation allowance is established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.
     We adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, on April 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. The accounting and disclosures of tax positions taken or expected to be taken on a tax return by us are based on the recognition threshold and measurement attribute as prescribed by FIN 48. We recognize penalties and interest related to unrecognized tax benefits as a component of income taxes.
Litigation
     We are involved in various patent challenges, product liability, commercial litigation and claims, governmental and/or regulatory inspections, inquiries, investigations and other legal proceedings, including patent and commercial matters that arise from time to time in the ordinary course of our business. We assess, in consultation with our counsel, the need to accrue a liability for such contingencies and record a reserve when we determine that a loss related to a matter is both probable and reasonably estimable. Because litigation and other contingencies are inherently unpredictable, our assessment can involve judgments about future events.
Liquidity and Capital Resources
     We have primarily financed our operations through cash flows generated from operations and short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
     As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
     The following table summarizes our statements of cash flows for the periods presented:

	Nine months ended December 31,
	2006		2007		2007
	(Rs. in millions , U.S.$ in thousands)
Net cash provided by/(used in):
Operating activities	Rs.	6,468.0	Rs.	3,219.5	U.S.$	81,694
Investing activities		2,049.9		(6,616.7)		(167,894)
Financing activities		4,865.1		(7,686.8)		(195,049)

Net increase/(decrease) in cash and cash equivalents		13,383.0		(11,084.0)		(281,249)

Effect of exchange rate changes on cash	Rs.	(496.9)	Rs.	(653.0)	U.S.$	(16,570)
Cash Flow From Operating Activities
     The net cash provided by operating activities decreased to Rs.3,219.5 million for the nine months ended December 31, 2007 as compared to Rs.6,468 million for the nine months ended December 31, 2006.
     Net cash provided by operating activities for the nine months ended December 31, 2007 consisted primarily of cash attributable to our net income of Rs.3,650 million, subject to adjustments for non-cash items amounting to Rs.2,614 million, and cash attributable to our increase in working capital by Rs.2,759 million. Such increase in working capital was caused by an increase in our receivables by Rs.293 million, in our inventories by Rs.3,008 million and in our other assets by Rs.1,393 million and also by a decrease in accrued expense by Rs.289 million, all of which were partly offset by an increase in trade payables of Rs.1,222 million and other liabilities of Rs.850 million.

     Decrease in the net cash provided by operating activities for the nine months ended December 31, 2007 as compared to the nine months ended December 31, 2006 is largely attributed to the fact that profit increases due to launches of authorized generics products, which were present in the previous period, are absent in the current period.
     Cash Flow From Investing Activities
     While our investing activities provided a net cash of Rs.2,049 million for the nine months ended December 31, 2006, there was a cash outflow of Rs.6,617.2 million for the nine months ended December 31, 2007. This was primarily on account of additional expenditures on property, plant and equipment of Rs.3,818 million, acquisitions of intangible assets of Rs.432 million and net purchase of securities amounting to Rs.2,964 million, partly offset by release of restricted cash of Rs.582 million as a result of repayment of a long term non-recourse loan.
     Cash Flows From Financing Activities
     While our financing activities provided net cash of Rs.4,865 million for the nine months ended December 31, 2006, there was a cash outflow of Rs.7,686.8 million for the nine months ended December 31, 2007. This was primarily due to repayment of a long term non-recourse loan of Rs.6,266 million and bank borrowings of Rs.698 million. In addition, we made a dividend payment to our shareholders of Rs.737 million.
     The following table provides a list of our principal debts outstanding as of December 31, 2007:

Debt	Principal Amount				Interest Rate
	(Rs. in millions, U.S.$/ EURO in thousands )
Short-term borrowings from banks (for working capital)	Rs.	2,480.62	U.S.$	62,944	LIBOR+50 to 65 bps foreign currency Denominated loan

Long term loan	Rs.	14,591.88	U.S.$	12,446	Libor + 70 bps
			EURO 223,440		Euribor + 70 bps
Trend information
     Formulations
     India and Russia are two strategic markets for our formulations business, constituting approximately 80% of the revenues for fiscal 2008 of this segment. In both of these markets, we continue to grow our revenues and our rank in the market consistently year after year as a result of our product franchise and customer relationships built over the years.
     According to the Operations Research Group International Medical Statistics (“ORG IMS”) in its Moving Annual Total (“MAT”) report for the year ended March 31, 2008, the Indian pharmaceutical market continues to be highly fragmented and dominated by Indian companies. The industry recorded retail sales of approximately U.S.$8 billion, representing a growth in value of 14.8% over the previous year on a MAT basis. The ORG IMS MAT report projects that the Indian pharmaceutical market will grow at 11%-13% per year between 2008 and 2020, achieving an ultimate market value of U.S.$30 billion. The major growth influencers will be population dynamics, high disease prevalence, increased health care access, changing health care models and greater capacity to spend.
     According to ORG IMS MAT report for the year ended March 31, 2008, the market share of the No. 1 ranked Indian retail sales pharmaceutical company was only 5.1%. In this competitive scenario, we have been listed as one of the top 10 pharmaceutical companies with a market share of 2.3%. Overall growth during fiscal 2008 was driven by the performance of our key brands as well as new products launched. We also benefited from the launch of our second biologics product in India — Reditux. Even one year after our launch, there are no new entrants in the marketplace and we expect to launch more products from our biologics pipeline in India.
     In Russia, we continue to match the industry growth rate in the retail segment. Revenues in Russia increased by 22%, crossing the U.S.$100 million milestone. We are among the fastest growing international branded generic company in Russia by product sales volumes. Pharmexpert, a market research firm, ranked us No. 14 in sales in Russia with a market share of 1.24% as of March 2008 in its MAT report for the first quarter of calendar year 2008 (the “Pharmexpert MAT Q1 2008 Report”) based on our strong performance. We also consolidated our new hospitals and OTC segments, which are significantly supplementing the growth led by the prescription segment. All of the companies ranked ahead of us were either multinational corporations or of European origin. Accordingly, we were the top ranked Indian pharmaceutical company in Russia.

     The regulatory environment in the developing markets outside of India is changing, with most countries having moved or moving towards recognizing product patents. This implies that gradually these countries will move from being “less-regulated markets” to “semi-regulated markets” wherein the patent regimes and regulatory compliance will start converging with the regulated markets of North America and Europe. Many of the governments in these countries are in the process of implementing various healthcare reforms to promote the consumption of generic drugs in order to contain their healthcare costs. This presents growth opportunities in several of these markets. We continue to experience significant growth from the countries in the former Soviet Union, South Africa, Venezuela and China through new product launches. We are also increasing our efforts to expand our business in other markets such as Australia and New Zealand.
     Active Pharmaceutical Ingredients and Intermediates
     In this segment, we are focused on acquiring new customers and increasing our level of engagement with existing customers in global key markets by marketing additional products from our product portfolio. We are also focused on identifying unique product opportunities in key markets and protecting them through patenting strategies. As of March 31, 2008, we had a pipeline of 281 drug master filings (“DMFs”) of which 127 were in the United States. With patent expiries in several markets in the next few years, we intend to promote growth in fiscal 2009 and beyond by leveraging our portfolio of markets and products. The success of our API products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.
     Generics
     In this segment, we are focused on the regulated markets of North America (the United States and Canada) and Europe. In the United States, our revenues during fiscal 2007 benefited significantly from the launch of fexofenadine, the generic version of Allegra® (launched at risk (i.e., prior to resolution of patent infringement claims) in April 2006), simvastatin, the authorized generic version of Zocor®, finasteride 5 mg, the authorized generic version of Proscar®, and ondansetron, the generic version of Zofran®. The benefit of these high value launches in terms of marketing exclusivity, higher market share and higher pricing was for a limited period and was mostly accrued in fiscal 2007. Similar high value launches were largely absent in fiscal 2008. In view of this, the overall revenues in North America in fiscal 2008 declined as compared to fiscal 2007.
     Revenues in fiscal 2008 in North America thus represent normalized base business revenues. Continuing with our stated strategy, we intend to expand our portfolio over the next few years by adding solid dosages forms as well as alternate dosage forms by complementing our internal product development effort through business alliances.
     Following the suspension of OTC packaging and distribution activities at Leiner Health Products, Inc., which was our important customer, we entered the private label OTC business in fiscal 2008 by launching two products. The initial response from various customer groups has been positive. We have also initiated the supply to the United States Department of Veteran Affairs and the Department of Defense. The first product to be supplied to the U.S. Government was finasteride 5mg.
     Wherever possible, we will continue to explore the possibilities of mutually beneficial settlement of ongoing Paragraph IV litigation cases. As an example, in fiscal 2007, we settled the litigation for Sumatriptan, the generic version of Imitrex®, with the innovator GlaxoSmithKline. Similarly, in fiscal 2008, we settled the litigation for Rivastigmine, the generic version of Exelon®, with the innovator Novartis. Apart from the abovementioned initiatives of diversifying into new channels and lines of businesses and settlements, we are also acting on other fronts to increase our generics business in the U.S. as a standalone profitable business. We are conscious of the extremely competitive nature of the market which continuously causes downward pressure on product selling prices. We have initiated on an ongoing basis a review and execution mechanism to reduce the delivered cost of our products through several cost reduction initiatives. We intend to diversify not only our customer base but our products also by focusing more on difficult-to-make and low competition products to safeguard our margins.
     As of March 31, 2008, we had filed a total of 122 ANDAs with the U.S. FDA. We had 70 ANDAs pending approval with U.S. FDA as of March 31, 2008, which included 10 tentative approvals.
     In Germany, fiscal 2008 represented the second full year of consolidation of revenues and net income of betapharm, which we acquired in March 2006. Germany’s pharmaceutical industry continues to go through health care reforms which have put pressures on prices. As of April 1, 2007, the Statutory Health Insurance — Competition Strengthening Act (also known as the “GKV-WSG Act”) took effect in Germany with the purpose of strengthening competition in public health insurance to regulate the German health care system. The law has significantly increased the power of the insurance companies and statutory health insurance (“SHI” funds by allowing them to enter into direct rebate contracts with suppliers of pharmaceuticals. It further incentivizes doctors to prescribe generic drugs covered by such rebate contracts. The pharmacist is also required to dispense such drugs as are covered by rebate contracts. Thus, successfully concluding rebate contracts with insurance companies is a factor critical to succeeding in the competition for market share in the generic prescription drug market. betapharm has signed for rebate contracts with a large number of SHI funds covering a major part of the insured population in the aggregate. In January, 2008, new reference prices have become effective.

Subsequently new copayment release prices have also been announced which are effective June 1, 2008. These health care reforms have caused pressure on price realizations in Germany. We expect pricing pressures to continue in the markets and are watching these trends closely.
     During fiscal 2008, we successfully transferred a large number of products to secured supply sources. We remain on track to completely mitigate the risk of the supply situation and expect to realize the full benefits of this transfer in fiscal 2009. The benefits of this transfer include reduced product manufacturing cost and supply assurance. As of March 31, 2008, we had begun to realize the benefits from the easing of the supply situation and the market share of betapharm had recovered sharply to 2.96% in March 2008 as compared to a low of 1.74% in April 2007.
     We remain committed to building a strong European generics business and consolidating our existing assets and market franchise in the countries of Germany, the U.K., Spain and Italy, among others.
     Custom pharmaceutical services.
     Our Custom Pharmaceutical Services (“CPS”) business unit markets process development and manufacturing services to customers, primarily consisting of innovator pharmaceutical and biotechnology companies, with an objective to become their preferred partner of choice. The focus is to leverage our skills in process development, analytical development, formulation development and cGMP manufacture to serve the customer’s needs.
     In fiscal 2008, the base organic business continued its high growth trajectory, as we expanded the portfolio of relationships and projects with large pharmaceutical companies and emerging pharmaceutical and biotechnology companies. However, our Falcon business in Mexico went through certain challenges. It sustained raw material constraints in the first half of fiscal 2008 and as a result, we were not able to fully service our customer requirements. To address this, a manufacturing facility has been commissioned in India to supply a key ingredient to Falcon. As a result, we anticipate normalizing of production in fiscal 2009.
     Drug discovery
     Our investments into research and development of new chemical entities (“NCEs”) have been consistently focused towards developing promising therapeutics. Strategically, we continue to seek licensing and development arrangements with third parties to further develop our pipeline products. As part of our research program, we also pursue collaborations with leading institutions and laboratories all over the world. We enter into these collaborations to utilize the expertise and facilities these institutions and laboratories provide.
     Currently, we have a pipeline of two NCEs in clinical development and one in pre-clinical development. These compounds are being developed in partnership with Rheoscience, ClinTec and Argenta. The status of development and details of the compound are discussed in the “Business Overview” section of this annual report. As we make progress in advancing our pipeline through various stages of clinical development we are also building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursuing strategic partnerships and alliances in our key focus areas.
     Specialty
     Building a specialty branded business in the United States is one of the important aspects of our innovation strategy. The specialty business is close to launching its own sales and marketing operations for in-licensed products in the dermatology therapeutic area in the United States while continuing to work on development of new in-house products. This is the result of our continued efforts over the last few years to establish this business through a combination of in-licensing initiatives as well as internal pipeline development programs. While initially this will not be a very significant business in financial terms, it is an important step in building a business based on innovative products.

Recent Developments
     In July 2007, we launched Glimy MPTM (glimepiride + metformin + pioglitazone) in India, available in dosages of 1 mg (Glimy MP1) and 2 mg (Glimy MP2) in sizes of 10 tabs per strip and 10 strips per pack. This product launch entered us into the market for triple drug combination oral hypoglycemic agents used in the management of type 2 diabetes and is an approach to intensive glycemic control.
     In August 2007, we commenced the first phase III trial of Balaglitazone (DRF 2593) in association with Rheoscience, a Danish biopharmaceutical company focused on the discovery and development of novel pharmaceutical products for treatment of metabolic diseases and announced that the first patient had been dosed in Phase III study with balaglitazone, an insulin sensitizer acts as a partial peroxisome profilerator-activated receptor (“PPAR”) gamma agonist. The Phase III study investigated the safety and efficacy of Balaglitazone, as an oral anti-diabetic drug. Balaglitazone is being developed under a co-development agreement between us and Rheoscience in Denmark, in which Rheoscience will retain the marketing rights to European Union and China and the marketing rights in the territories of United States and rest of the world retain with us.
     In September 2007, we launched Ebernet (eberconazole 1% cream) in India by entering into the Rs.1,000 million topical anti-fungi market with an innovative first to launch formulation having superior penetration properties indicated in the treatment of superficial fungal infections. Ebernet is available in a 10 gm pack and is a licensed brand from the original innovator company, Salvat Laboratories of Spain.
     We were granted final approval by the U.S. FDA for our Abbreviated New Drug Application (“ANDA”) for Ranitidine (Zantac®), a 150 mg tablet (OTC). We were the only generic manufacturer to receive the U.S. FDA approval for this product following the expiration of the innovator’s patents in the United States. Our OTC business unit intends to launch a store brand for this product in the United States.
     We expanded our presence in the Association of Southeast Asian nations (ASEAN) region by opening our 41st overseas office in Manila, Philippines in partnership with Britton Marketing corporation, a sister company of Britton Distributions, Inc. This office will serve the U.S.$1.8 billion Philippines pharmaceutical market. We initially intend to target therapeutic areas like cardiology, diabetology, gastroenterology and pain management with first phase launches of major brands like Omez (omeprazole), Stamlo M (amlodipine maleate), Resilo (losartan), Reclide (glicazide), Cardiopril (ramipril), Rafree (meloxicam), Ciprolet (ciprofloxacin) and Finest (finasteride).
     In November 2007, we achieved a milestone in our development program in association with Argenta Discovery Limited, a UK respiratory drug manufacturer, targeting a novel disease-modifying approach to treat the underlying cause of certain chronic respiratory diseases like chronic obstructive pulmonary disease (COPD) and severe asthma. We believe we are first in class for this inhaled inflammatory approach to treat chronic respiratory disease. The license agreement announced in February 2006 between us and Argenta Discovery Limited provided for collaboration to identify clinical candidates against an undisclosed but proven anti-inflammatory drug targets and we believe we have made significant progress with this collaboration by achieving this candidate drug to proceed into pre-clinical development.
     In November 2007, we signed an exclusive supply collaboration agreement with SYGNIS Pharma AG (“SYGNIS”) for the supply of the active pharmaceutical ingredient AX200, a biological molecule in development by SYGNIS for the treatment of strokes and other neurodegenerative disorders. The agreement secures the supply of AX200 for ten years, which is far beyond the clinical development phase, and provides a solid basis for our anticipated marketing of the compound. SYGNIS successfully completed a Phase IIa clinical trial of AX200 in September 2007 that demonstrated safety and efficacy in patients who have suffered an acute stroke. In the second half of 2008, SYGNIS plans to start a Phase IIb efficacy trial in patients who have suffered an acute stroke. Strokes affect over 5 million patients worldwide every year and are the third leading cause of death worldwide, presenting a major socio-economic burden.
     In January 2008, we launched Supanac, a diclofenac potassium immediate release 50 mg tablet in India, increasing our offering in the Rs.27,000 million (U.S.$688 Million) NSAID market. Supanac is in-licensed from Applied Pharma Research (APR), Switzerland, and is used for pain management. It is a patented product developed by dynamic buffered technology, which we believe makes it a superior formulation of diclofenac, ensuring faster pain relief.
     We settled a litigation with Novartis Pharma AG by entering into a settlement agreement with Novartis pursuant to which the parties filed a stipulation of dismissal of lawsuits in the United States relating to the Abbreviated New Drug Application (“ANDA”) filed by us for a generic version of rivastigmine tartate capsules sold under the trade name Exelon, a generic version of the Novartis product indicated for the treatment of mild moderate Alzheimer’s disease dementia. The terms of the settlement agreement require us to refrain from launching a generic version of rivastigmine tartate capsules until sometime before the expiration of the Orange Book patents held by Novartis with respect to rivastigmine tartate.

     In February 2008, we entered into an agreement with SkyePharma PLC to undertake a feasibility study of a product utilizing two of SkyePharma’s proprietary drug delivery systems. The costs of this study will be paid by us. SkyePharma will also receive an up-front payment. If the feasibility study is successful, full development activities will begin later in 2008.
     In April 2008, we entered into a definitive agreement with The Dow Chemical Company (NYSE:DOW) to acquire a portion of Dowpharma Small Molecules business associated with its United Kingdom sites in Mirfield and Cambridge. The acquisition includes relevant customer contracts, associated products, process technology, intellectual property, trademarks and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom.
     In April 2008, we acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy, through our Italian subsidiary, Reddy Pharma Italia SpA. Reddy Pharma Italia SpA has been engaged in building a pipeline of registrations since its incorporation on October 13, 2006.
     In April 2008, we entered into a definitive agreement to acquire BASF’s pharmaceutical contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, USA. The business involves contract manufacturing of generic prescription and OTC products for branded and generic companies in the US. BASF’s pharmaceutical contract manufacturing business includes customer contracts, related ANDAs and NDAs and trademarks as well as the Shreveport manufacturing facility.
Recently issued accounting pronouncements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurements. Upon adoption of the Statement, difference between the carrying amounts and the fair values of instruments should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This Staff Position partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this Staff Position. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 157 and have not yet determined the impact adoption of this standard will have on our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to measure eligible financial assets and liabilities, firm commitments and other eligible items at fair value, on an instrument-by-instrument basis, that is otherwise not permitted under other generally accepted accounting principles. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. At the effective date, on adopting this irrevocable fair value option for eligible items that exist on that date, the effect of such re-measurement to fair value should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 159 and have not yet evaluated the impact adoption of this Statement and believe that adoption of SFAS 159, prospectively, on April 1, 2008, will not have a material effect on our consolidated financial statements.
     In December 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”). EITF 07-1 provides guidance concerning: determining whether an arrangement constitutes a collaborative arrangement within the scope of the Issue; how costs incurred and revenue generated on sales to third parties should be reported in the income statement; how an entity should characterize payments on the income statement; and what participants should disclose in the notes to the financial statements about a collaborative arrangement. We will be required to apply this issue for all collaborative arrangements retrospectively for financial statements issued for fiscal years beginning after December 15, 2008. We are in the process of evaluating the impact of adopting EITF 07-01 on our consolidated financial statements.
     In June 2007, the EITF issued EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities (“EITF 07-3”). EITF 07-3 provides guidance concerning the accounting for non-refundable advance payments for goods and services that will be used in future research and development activities and requires that they be expensed when the research and development activity has been performed and not at the time of payment. The provisions of EITF 07-3 are effective for fiscal years beginning after December 15, 2007, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. We are currently evaluating the impact of adopting EITF 07-3 on our consolidated financial statements, however we do not expect EITF 07-3 to have a material impact on our consolidated financial statements.
     In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R replaces SFAS No. 141, Business Combinations, and requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. With respect to a business combination achieved in stages, SFAS 141R requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. SFAS 141R requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. We will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008. Early adoption is prohibited.
     In December 2007, FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. We will be required to adopt this new Statement prospectively to all non-controlling interest, including any that arose before the effective date, for fiscal years, beginning after December 15, 2008. Early adoption is prohibited. We are currently evaluating the requirements of SFAS 160 and have not yet determined the impact this Statement may have on our consolidated financial statements.
     In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. SFAS 161 requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS 133 and the effect of such instruments and related hedge items, if any, on financial position, financial performance and cash flows. We will be required to adopt this new Statement prospectively, for fiscal years beginning after November 15, 2008. We are currently evaluating the requirements of SFAS 161 and have not yet determined the impact that the adoption of this standard will have on our consolidated financial statements.
     In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for non-governmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: July 11, 2008	By:	/s/ V.S. Suresh
		Name:	V.S. Suresh
		Title:	Company Secretary